SSLJ.com Limited Addresses Recent Stock Volatility

WUHAN, China, July 27, 2018 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today released a statement to address its recent stock volatility.

The statement provided by the Company is as follows:

●	Leju Fortune, a peer to peer lending company controlled by Mr. Wei Zheng, the former CEO and Chairman of SSLJ, recently discontinued its operation and has received negative media coverage, which may have caused recent volatility in SSLJ’s stock price.

●	SSLJ and Leju Fortune are two separate legal entities with distinct businesses and operations. The potential liquidation of Leju Fortune is expected to have no direct impact on SSLJ’s operations and financial results.

●	Mr. Wei Zheng also has resigned from all of his positions at SSLJ.com Limited as previously disclosed on a press release as well as SEC fillings on July 12, 2018 at https://www.sec.gov/Archives/edgar/data/1709563/000149315218009932/form6-k.htm.

●	SSLJ.com Limited is seeking new and qualified management members and will publicly disclose relevant information either through press release or SEC fillings.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited

Email: ir@sslj.com

In the United States:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com